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                                    EXHIBIT 1
                                                                    News Release
EDITOR CONTACT:
Chris Danne, Morgen-Walke 415-439-4520
Charles Isherwood, IMP 408-434-1202
A.Cory Maloy, Iomega 801-778-3712

               IMP RECEIVES ORDER FOR OVER $10 MILLION FROM IOMEGA
                 AND ANNOUNCES SHIPMENT OF ONE MILLION ZIP CHIP

         SAN JOSE, CA -- March 25, 1996 -- IMP, Inc. (Nasdaq: IMPX) of San Jose, CA, today announced that it has received an order valued at more than $10 million for its IMP62C538 Programmable Read-Channel integrated circuit (IC) from Iomega Corporation (Nasdaq: IOMG) of Roy, Utah. The IMP read-channel IC is a key component of Iomega's popular ZIP(TM) drive, personal computer storage solution.

         The company also announced that it has shipped more than one million read-channel ICs for the Zip drive in a period of less than one year. IMP president and CEO, Barry Carrington, presented a plaque commemorating this milestone to Kim Edwards, CEO of Iomega, at a recent supplier conference in Utah.

         The function of the read-channel in the Zip drive is to extract low-level analog signals generated by the magnetic disk read-head, filter out noise and amplify and convert the data into a digital bit-stream for further processing. The IMP62C538 is a mixed analog and digital circuit that employs a user-programmable architecture to enable the device to be tailored precisely to the need of the system application.

         Available for both PC and Macintosh computers, the Zip drive is a revolutionary, low-cost, removable-storage disk drive that provides up to 100MB of capacity on easy-to-use Zip disks. Introduced in 1994, the product has been enthusiastically received by consumers and retailers. Personal computer makers, including Hewlett Packard, and Micron Electronics, Inc., also offer the Zip drive as a built-in storage solution on certain machines.

         IMP, Inc. is a supplier of high-integration and programmable, analog and mixed-signal integrated circuits for computer, communications and control applications. IMP is a technology leader in the field of complex analog signal processing circuits for mass storage peripherals. It is also the inventor of the Electrically Programmable Analog circuit (EPACTM), the analog counterpart to the digital field programmable gate array (FPGA).

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Any adverse fluctuation in the Company's business, financial condition or results of operations could have an adverse effect on the trading price of the Company's Common Stock. In addition, the trading prices for semiconductor company stocks have experienced a dramatic increase in calendar years 1994, 1995 and the first part of 1996. Any decline in the market for semiconductor company stocks, as has been experienced recently, or for technology stocks in general, and for Iomega in particular, could also have a material adverse effect on the trading price of the Company's Common Stock.